Exhibit 99.3
13 December 2005
London
For immediate release
CADBURY SCHWEPPES EXPECTS STRONG REVENUE GROWTH IN 2005
ANNOUNCES SUBSTANTIAL INVESTMENTS IN CHEWING GUM AND SUGAR CONFECTIONERY
Cadbury Schweppes plc issues regular trading updates ahead of its interim and preliminary results. Today’s update comments on year-to-date performance in 2005: the preliminary results for 2005 will be announced on 21 February 2006.
Highlights
•	Trading in line with expectations: revenue growth expected to be around top end of goal range

•	Binding £1.27 billion offer for Europe Beverages reflects quality of brand assets

•	Negotiating to acquire outstanding stake in Kent, number two confectionery business in Turkey, for around £55 million

•	Investing £100 million to expand chewing gum capacity
Todd Stitzer, Cadbury Schweppes’ CEO said, “We have continued to see strong sales momentum across our confectionery and beverage businesses, driven by sustained investment in growth and successful innovation. The rapid sale of Europe Beverages allows us to focus on our higher growth businesses, and today we are announcing significant investments to strengthen our presence in key developing markets and provide low-cost sourcing.”
2005 Trading Update
Trading has continued in line with expectations since we updated the market in early October ahead of our investor seminar in Dallas.
We expect revenue growth to be around the top end of our goal range for the year. Growth has been strong in 2005 in our confectionery business across the world and in our beverage businesses in the Americas and Australia. The Group is benefiting from increased investment in growth, with innovation playing a significant role in driving market share gains. While we are still working to improve customer service levels after the installation of a major new IT system in the UK, confectionery sales during the important pre-Christmas trading period are in line with expectations.
As previously announced, margins will increase year-on-year, although not enough to be within our margin growth goal range. The cost environment in 2005 has been very challenging, particularly in the second half, and we anticipate that this will continue into the first half of 2006. We are making good progress on cash flow and expect to see a significant increase this year.
In early September, we announced that we intended to sell our Europe Beverage business so we could focus our resources on our higher growth confectionery and other beverage businesses. On 21st November, we announced that we had received a binding offer of £1.27 billion for the business, a multiple of 9.5 times estimated 2005 EBITDA. The sale is expected to complete early in 2006 following employee consultations and EU regulatory approval.

Update on Growth Investment
In 2005, we have made significant investments to support long-term revenue growth in: brand marketing; innovation; consumer insights; science & technology; sales force reach; commercial capabilities; and expanding production capacity.
Consistent with our intention to focus our resources on higher growth businesses, we are making further investments to extend our presence in key developing markets and provide low-cost sourcing for the Group.
•	We are starting to negotiate with Tahincioglu Holdings to buy its 30% stake in Kent, the Turkish business in which we acquired a 65% holding in 2002. Kent is the number two confectionery business in Turkey with the number one share in sugar and a number three share in gum. The increase in ownership to 95% will enable us to strengthen our position in the region and make further strategic capacity investments. The Kent factory will become a key low-cost supply hub for the EMEA region both in sugar confectionery and centre-filled gum. The purchase price is expected to be around £55 million, representing a multiple of 8 times estimated 2005 EBITDA. The deal is expected to close in early 2006.

•	In 2006, we will begin building a new green-field gum factory in Poland. The factory will cost £70 million, will support our gum innovation and growth agenda in the European market and will generate significant cost benefits. Following commissioning of the factory in 2008, we will significantly reduce our gum supply requirements from Gumlink A/S. Our existing supply agreement with Gumlink expires in 2010.

•	We are investing £30 million in our gum factory in Mexico to expand production of sugar-free gum to meet demand, which is growing strongly across the region, and accommodate the transfer of gum production from Canada.
Financials
We expect restructuring charges of around £130 million in 2005. This will include a £30 million charge in respect of annual fixed payments of approximately £10 million from 2008 to 2010 arising from our decision to significantly reduce our supply requirements from Gumlink. We also intend to sell our 22% stake in Gumlink to the majority shareholders for a consideration of around £28 million and expect to receive the proceeds in 2006.
Capital spend will be around £290 million in 2005 of which around £20 million is attributable to Europe Beverages. Major projects during the year included a £40 million investment in expanding Cadbury Dairy Milk capacity at Bournville in the UK. In 2006, we expect capital spend to be above £300 million, with the increase reflecting capacity expansion projects, including the building of the green-field gum plant in Poland.
Fuel for Growth programmes are generating cost savings in line with plan and we are on track to generate £100 million of cost savings in 2005. This will bring the annualised savings since the Fuel for Growth initiative started in mid-2003 to £200 million.
The Group’s tax rate on underlying profits will be around 29% in 2005 (2004: 27%). We expect the Group’s tax rate in 2006 to be around 31% due to the combination of legislative tax changes in the UK and as a rising proportion of the Group’s profits are earned in higher tax regimes (particularly the US).
Under IFRS5, following the agreement to sell Europe Beverages, the business will be classified as a discontinued operation in the Group’s accounts for the year to 1 January 2006 (“2005”); comparative information for the year to 2 January 2005 (“2004”) will be re-presented accordingly. Further details on the accounting treatment were provided in the 21 November announcement.
Ends

For further information:

Cadbury Schweppes plc	+44 207 409 1313 www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 207 830 5124

Media Enquiries Andraea Dawson-Shepherd Katie MacDonald-Smith	+44 207 830 5011

Maitland Consultancy Angus Maitland Philip Gawith	+44 207 379 5151
An additional press release on the new factory in Poland is available on the Cadbury Schweppes website at www.cadburyschweppes.com.
Teleconference Calls
A teleconference call for the media will take place at 7.30am (GMT) today, 8.30am (central Europe).

Dial-in numbers:	UK Toll Free USA Toll Free	+44 207 365 1850 +1 718 354 1172
Replay	UK Toll Free USA Toll Free	+44 207 784 1024 +1 718 354 1112
Replay Access Number:		1594226#
A teleconference call for analysts and investors will take place at 9am (GMT) today, 10am (central Europe).

Dial-in numbers:	UK/Europe Toll Free USA Toll Free	+44 20 7365 1850 +1 718 354 1172
Replay	UK/Europe Toll Free USA Toll Free	+44 20 7784 1024 +1 718 354 1112
Replay Access Number:		2590424#
A teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK/Europe Toll Free USA Toll Free	+44 20 7365 1849 +1 718 354 1172
Replay	UK/Europe Toll Free USA Toll Free	+44 20 7784 1024 +1 718 354 1112
Replay Access Number:		6618654#
The analyst conference calls will be audio webcast live and archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.

Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in the Americas and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 50,000 people.
2. Cadbury Schweppes’ Financial Goal Ranges
In pursuit of the Group’s goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:
•	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions at constant currency

•	Underlying operating margin growth (before brand intangible amortisation, restructuring costs, non-trading items and the impact of fair-value accounting under IAS 39) of between 50 and 75 basis points per annum at constant currency

•	Free cash flow (as explained on page 51 of our 2004 Report & Accounts and Form 20-F) totalling £1.5 billion at constant currency over the four year period to 2007. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.